

September 16, 2013

Via E-mail
Richard A. Montoni
Chief Executive Officer
Maximus, Inc.
1891 Metro Center Drive
Reston, Virginia 20190

      Re: Maximus, Inc.
               Form 10-K for Fiscal Year Ended September 30, 2012
               Filed November 16, 2012
               File No. 1-12997

Dear Mr. Montoni:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief